                        DISH DBS CORPORATION
                       9601 South Meridian Boulevard
                         Englewood, Colorado 80112

                        June 12, 2009

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:      DISH DBS Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 16, 2009, as amended March 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 333-31929

Dear Mr. Spirgel:

Per the telephone conversion between Sharon Virga and Brandon Ehrhart, Vice President and Associate General Counsel of DISH DBS Corporation, on Thursday, June 11, 2009, DISH DBS Corporation plans to respond to the comments contained in the June 4, 2009 letter from the Securities and Exchange Commission on or before July 2, 2009.  Should you have any questions or concerns, please feel free to contact me at (303) 723-1285.

                        Sincerely,

                        /s/ Robert E. Olson
                        Robert E. Olson
                        Executive Vice President and
                        Chief Financial Officer

cc:           Kyle Moffatt, SEC
Sharon Virga, SEC